Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Reinvent & Joby Investment Memo July 2021

Disclaimer This presentation (this “Presentation”) was prepared by Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby”) in connection with their proposed business combination. By accepting this Presentation, you agree to use this Presentation for the sole purpose of evaluating the potential transaction. Any reproduction or distribution of FINANCIAL INFORMATION AND NON-GAAP MEASURES this Presentation, in whole or in part, or the disclosure of its contents, without the prior consent of RTP and Joby is prohibited. This Presentation is for informational discussion This Presentation contains certain estimated preliminary financial results and key operating metrics. This information is preliminary and subject to change. As such, the actual purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of Joby, RTP or any successor entity, nor does it constitute the solicitation results may differ from the estimated preliminary results presented here. This Presentation includes non-GAAP financial measures. These non-GAAP measures are an addition, of an offer to buy any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance use would be contrary to local law or regulation. measures derived in accordance with GAAP. Other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Joby’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies or transactions. Additionally, to the NO REPRESENTATIONS AND WARRANTIES extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP This Presentation is not intended to form the basis of any investment decision by you and does not constitute investment, tax or legal advice. No representation or warranty, measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. express or implied, is or will be given by RTP or Joby or any of its respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this Presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of USE OF PROJECTIONS its evaluation of the proposed transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or This Presentation also contains certain financial forecasts. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of misstatements, negligent or otherwise, relating thereto. You also acknowledge and agree that the information contained in this Presentation is preliminary in nature and is future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, subject to change, and any such changes may be material. RTP and Joby disclaim any duty to update the information contained in this Presentation. economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of RTP’s and Joby’s control. While all financial projections, estimates and targets are necessarily speculative, RTP and FORWARD LOOKING STATEMENTS Joby believe the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby. the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of future performance of RTP, Joby or the combined company after These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” the proposed transaction or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline This document relates to a proposed transaction between RTP and Joby. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the 254988), which includes a preliminary prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not proposed transaction as they become available because they will contain important information about the proposed transaction. to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby’s business relationships, operating Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby and potential difficulties in Joby employee retention as a be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov. result of the transaction, (ix) the outcome of any legal proceedings or other disputes that may be instituted against Joby or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the potential volatility of RTP’s securities, which may result from a The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby operates, variations in operating performance Park Avenue, Floor 11 New York, NY. across competitors, changes in laws and regulations affecting RTP’s or Joby’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing PARTICIPANTS IN THE SOLICITATION regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other RTP and Joby and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in statement on Form S-4 (333-254988) discussed below and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph. and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby gives any assurance that either RTP or Joby or the combined company will achieve its expectations. TRADEMARKS All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and this Presentation’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this Presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of RTP or Joby. INDUSTRY AND MARKET DATA This Presentation contains statistical data, estimates and forecasts provided by Joby and/or are based on independent industry publications or other publicly available information, as well as other information based on Joby’s internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Joby and/or contained in these industry publications and other publicly available information. Accordingly, neither RTP nor Joby nor any of their affiliates and advisors makes any representations as to the accuracy or completeness of these data. 2

Reinvent



Reid Hoffman

- Co-lead Director of RTP
- Partner at Greylock
- Board Member at Microsoft
- Founder of LinkedIn and founding member of PayPal



Mark Pincus

- Co-lead Director of RTP
- Founder and Chairman of Zynga
- Founder of Tribe.net, Support.com, and FreeLoader



Michael Thompson

- CEO, CFO & Director of RTP
- Founder and Portfolio Manager of BHR Capital
- Advisor and board member to several companies



David Cohen

- Secretary of RTP
- Previously Associate General Counsel at Zynga and Senior Counsel at Proskauer



Daniel Urdaneta

- Investment Partner at Reinvent Capital
- Previously Investor at ValueAct and Warburg Pincus



Matt DeGraw

- Principal at Reinvent Capital
- Previously Investor at Francisco Partners

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Reinventing Mobility: Joby + Reinvent goal: to partner with amazing founders with game Joby offers opportunity for Venture Capital @Scale changing technologies who are inventing or reinventing industries Reinvent vision for Joby: Uber meets Tesla in the air Experience as entrepreneurs, operators, investors, and World class team and leading technology in pole position to public company board members helping drive execution and be first to certification and commercialization strategy Transaction provides funding to help get through Structurally committed to long-term partnership with Joby certification and first stages of commercialization and alignment with investors through price and time-based vesting up to 5 years

Joby Has a Highly Attractive and Scalable Business Model

Attractive Unit Economics...

Contribution Margin and Payback Analysis



$M
2.2
(0.9)
(0.2)
(0.1)
(0.1)
1.0
Annual Net Revenue Per Plane
COGS [1]
OpEx
Depreciation
Interest
Contribution Margin

Payback Period in 2026E	
Fully Burdened Aircraft Production Cost [2]	1.3
Contribution Margin Per Aircraft	1.0
Payback Period	~1.3 years in 2026E

...Lead to a Scalable Financial Profile

2026E Financial Highlights

Revenue / % YoY Growth	$2,050M / 185%
Gross Profit[3] / Gross Margin %	$1,183M / 58%
Adjusted EBITDA[4] / EBITDA Margin %	$824M / 40%

Notes:
(1) COGS includes maintenance costs, fully burdened pilot costs, landing fees, battery replacement costs, and fleet management and customer service staff costs
(2) Inclusive of manufacturing costs only for 2026E as financing costs are built into contribution margin
(3) COGS includes pilot costs, maintenance labor and parts costs, fleet management and customer service staff costs, and battery replacement costs
(4) Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock based compensation

Table of Contents The Time is Now 8 Historical Context 19 Executive Investment Summary 26 Joby Vehicle Advantage: 55 Technology 57 Certification 62 Go-To-Market 69 Production 76 Massive and Growing Market 82 Competitive Dynamics 87 Key Business Drivers & Unit Economics 92 Transaction Context 102 Financial Overview 106 7

The Time is Now

Congestion is a Problem Secular trends: urbanization causing congestion, greater emissions; cost of infrastructure increasing in cities; increases in traffic causing large economic losses • Congestion is bad … and getting worse • Population growth, urbanization, and underfunded infrastructure are key contributors • Ridesharing and delivery increasing ground traffic • LA traffic has increased 80% since 1990 • 4.6B/yr hours wasted in traffic in top 15 U.S. metros alone(1) • 29% of CO2 emissions attributable to transportation sector in U.S. (1) • 70% of global population will be living in cities by 2050 (1) (1) Joby Analyst Day Presentation

Road Infrastructure Cost per Mile for Road Construction Increasing Exponentially…(2) Costs are Unmanageable $M cost per mile for US road construction; indexed to 2016 USD ~$250.0M • Need for new solutions. Road infrastructure cost increasing dramatically driven by labor, land, permitting, and materials cost inflation $34.3M $24.6M $16.2M $8.5M $8.9M $11.7M • Estimated impact of congestion on US trucking industry: $28B per year(1) – represents dead-weight cost passed 1958-1963 1964-1969 1970-1975 1976-1981 1982-1987 1988-1993 Today to consumers …While US Road Infrastructure Aging (3) 2021 Roadway Condition Split 20.1% Less than half of US roads are considered to be in good condition today 41.9% 22.6% 15.4% (1) https://www.artba.org/about/faq/ (2) https://www.brookings.edu/wp-content/uploads/2019/07/2019-07-12_infrastructure_costs_v2.pdf Good Fair Mediocre Poor (3) Data from TRIP, a National Transportation Research Nonprofit (http://www.scdigest.com/ontarget/21-03- 10 04_ASCE_State_US_Roads.php?cid=18432)

Time Lost in Traffic • Texas A&M estimates that time lost in traffic cost Americans ~$180 billion in 2017 and is forecasting that number to rise to ~$237 billion by 2025 • Problem just as acute in emerging market countries that are quickly urbanizing and industrializing EXCESS FUEL PER HOURS LOST IN CONGESTION PER    2017 CONGESTION RANK URBAN AREA AUTO COMMUTER COST PER DRIVER AUTO COMMUTER (GALLONS) 1 Los Angeles-Long Beach-Anaheim CA 119 35 $2,676 2 San Francisco-Oakland CA 103 39 $2,619 3 Washington DC-VA-MD 102 38 $2,015 4 New York-Newark NY-NJ-CT 92 38 $1,947 5 Boston MA-NH-RI 80 31 $1,580 6 Seattle WA 78 31 $1,541 7 Atlanta GA 77 31 $1,653 8 Houston TX 75 31 $1,508 9 Chicago IL-IN 73 30 $1,431 10 Miami FL 69 34 $1,412 Source: Texas A&M 2019 Urban Mobility Report 11

The Time is Now For almost 100 years, we have expected “flying cars” / “flying taxis”… what makes now the right time? 12

Why Now? Battery Tech Computing (Density Power & Cost) Increases • The idea of eVTOL has been around for decades… • JoeBen himself has been thinking about how to create a viable eVTOL aircraft since the early 1990s • Only recently have enabling technology improvements made it possible to build an eVTOL aircraft with range, speed, noise, payload, and safety profiles to reliably deliver solutions for consumers and companies Carbon Fiber Manufacturing

Rapid Improvements in Electric motors are quieter than combustion engines, but low battery density historically limited the application of electric motors in aviation. Battery evolution is enabling the practical use of electric motors in aircraft as increased battery density is increasing range and Battery Technology payload of electric powered aircraft. The shift to electric motors plus improvements in rotor design paved the way for quieter aircraft. • Improvement in energy density and decrease in $/kWh for the first time enable range, speed, and Manufacturing capacity(1) Battery cost (1) Battery energy density payload to address customer use cases Gigawatt-hours per year Worldwide , $/Kwh Watt-hours per litre • Enough high-quality battery manufacturing 1000 500 capacity to allow Joby to scale Panasonic* (Japan) 800 400 • Current energy density delivers performance required to operate medium-range eVTOL flights CATL Continued focus, and (China) 600 300 • investment, commercialization of battery technology, BYD especially from car EV companies, will drive (China) 400 200 further battery improvements LG Chem • Tesla expects to have >100 gigafactories (South Korea ) 200 100 by 2040 Samsung SDI (South Korea ) • Battery density has historically, and is expected to 0 0 0 10 20 30 40 50 continue to, improve at ~5% p.a. 2008 10 12 14 15 20 2022 2017 2020 Target *Includes Tesla gigafactory (1) Cairn ERA (https://www.economist.com/graphic-detail/2017/08/14/the-growth-of-lithium-ion-battery-power); US Department of Energy 14

Carbon Fiber Tech Advancing and Manufacturing Capabilities Scaling Carbon Fiber Demand, Metric Tons (1) End market 2017 2020 (est.) 2025 (est.) Aerospace 18,000 24,500 30,000 • As a metal replacement, carbon fiber composites Industrial 68,000 85,000 142,350 offer 10 times the strength of steel at half the Sports/Leisure 12,000 13,800 19,000 weight Total 98,000 123,300 191,350 • Increasing demand for carbon fiber has led to technology advancements in manufacturing speed and volumes Falling Carbon Fiber Prices Due to Lower Manufacturing Costs Have Supported Rising Consumption (2) • Such manufacturing advancements have driven cost improvements, expanding the demand for kg) 36 160 and application of carbon fiber per 27 120 $ ( tons) Price 18 80 (MM    9 40 Consumption 0 0 2012 2013 2014 2015 2016 2017 2018 2019 2020 Price ($ per kg) Consumption (MM tons) (1) Composites World (https://www.compositesworld.com/articles/the-making-of-carbon-fiber) (2) Infosys (https://www.infosys.com/engineering-services/white-papers/documents/carbon-composites-cost-effective.pdf) 15

Continuous Improvements in Localized Compute Power

Moore's law describes the empirical regularity that the number of transistors on integrated circuits doubles approximately every two years. This advancement is important for other aspects of technological progress in computing – such as processing speed or the price of computers

- Improvements in the last thirty years of compute power and other geospatial technologies (GPS) have allowed for planes to integrate and design around onboard technologies
- Joby software system powered by on-board compute adjusts flight mechanics in real time in safe and redundant way
- E.g., automatic shift from vertical to horizontal flight profiles in all conditions

Moore's Law: The Number of Transistors on Microchips Doubles Every Two Years [1]



Transistor Count
50,000,000,000
10,000,000,000
5,000,000,000
1,000,000,000
500,000,000
100,000,000
50,000,000
10,000,000
5,000,000
1,000,000
500,000
100,000
50,000
10,000
5000
1000
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Year in which the Microchip was First Introduced

(1) OurWorldinData.org – Research and data to make progress against the world's largest problems (https://ourworldindata.org/grapher/transistors-per-microprocessor)

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Shift Toward Sustainable Mobility and Electrification of Transportation Electrification of the grid and reducing operating emissions are key components in the fight against climate change • Sustainable mobility has never been more needed given the threat that climate change poses to our communities and planet. According to the U.S. Environmental Protection Agency (EPA), the top source of CO2 emissions in the U.S. is the transportation sector • Improvements in batteries and power electronics alongside the ever-increasing performance of microelectronics have enabled the development and deployment of new sustainable energy and transportation solutions • By extending electrification of transportation to the skies and through zero operating emissions, Joby can make a meaningful contribution to tackling the dual challenges of congestion and climate change 17

Aerial Ridesharing Unlocks the Third Dimension of Urban Transportation Sustainable All-electric aircraft, zero operating emissions Fast 5X faster than driving in major metros(1) Scalable Exponential scaling of routes at a fraction of the infrastructure cost (1) Calculated based on average Joby S-4 speed of 125 mph vs. 25 mph in Los Angeles traffic per Google Maps average travel times at rush hour for each individual trip, averaged across all trips

Historical Context

Silicon Valley Retrenches to (1) Capital Invested ($Bn) Industrials Capital Invested % of Total VC Capital Light 140 16% 14% $124B $121B 14% 120 13% 12% 11% 11% 11% 12% $97B 100 10% 9% 9% 9% 10% 80 9% 9% 9% 8% 8% $72B 7% $67B $72B 7% 8% 7% 60 6% • Over the last 20 years, Silicon Valley has retrenched into $45B 6% 40 $29B 4% capital-light / asset-light business models $26B $23B $22B $24B $22B $22B $20B $13B $19B 20 $14B $16B $18B $18B $13B $12B $13B $16B 2% $7B $8B $4B $4B $5B $5B $8B $2B $2B $4B $6B • Enabling technologies have allowed IT business models $2B $1B 0 0% to scale with increasingly small amounts of upfront capital, with increasingly high incremental margins. Information Technology Capital Invested Industrials Capital Invested Capital has chased high ROIC investment opportunities Industrials Capital Invested as % of Total Venture Capital Investment Across Sectors “We wanted flying cars, instead we got 140 characters.” • As a result, capital shifted away from funding longer- —Peter Thiel’s original subtitle to his Founder Fund’s manifesto entitled “What Happened to the Future?” payback hard technology problems Additional quotes from the manifesto: “The future that people in the 1960s hoped to see is still the future we’re waiting for today, half a century later. Instead of Captain Kirk and the USS Enterprise, we got the Priceline Negotiator and a cheap flight to Cabo…A lot of what seemed futuristic then remains futuristic now, in part because these technologies never received the sustained funding lavished on the electronics industries.” “[One] major area of improvement is overcoming the tyranny of distance. Cheaper, faster transportation has been a major lubricator of trade and wealth creation. For almost two centuries, technology has improved transportation relentlessly. Unfortunately, over the past thirty years, there have been no radical advances in transportation technology.” “You have as much computing power in your iPhone as was available at the time of the Apollo missions. But what is it being used for? It’s being used to throw angry birds at pigs; it’s being used to send pictures of your cat to people halfway around the world; it’s being used to check in as the virtual mayor of a virtual nowhere while you’re riding a subway from the nineteenth century.” – Peter Thiel at the 2013 Milken Institute Debate with Marc Andreessen Source: PitchBook Data, Inc. (1) Total VC defined as capital investment across all sectors 20

Consumer Behavior Adapts Quickly to New Transportation Modalities Humans have Consistently Underestimated How Quickly Transportation Modalities Change • No one in the early 1800s would have expected to be able to move around the country in railroads; similarly in 1900 with cars • We expect eVTOL may be one of the next unlocks in transformative transportation modalities – Having a piloted service will aid with consumer acceptance – Infrastructure both adapts to and helps fuel more demand – Future of transportation is not as far off as we expect

A New Kind of TAM: Radical changes to transportation modality don’t so much ‘cannibalize’ Expanding the Pie the current/prevailing form of transport as much as totally re-invent and re-scale the size of the market itself, frequently by orders of magnitude New Travel Capabilities Offered by eVTOLs Could Unlock Revenue Opportunities That are Not Possible Today Air vs. Ocean International Passengers Share Air vs. Ocean International Passengers Carried % 000s 100% 80% 18,000 15,000 60% 12,000 9,000 40% 6,000 20% 3,000 0% 0 33 19 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967 1968 1969 1970 Air Ship Air Ship Car vs. Rail Passenger Miles Traveled Share Car vs. Rail Passenger Miles Traveled % M 100% 1,200,000 80% 60% 800,000 40% 400,000 20% 0% 0 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 1900 1905 1910 1915 1920 1925 1930 1935 1940 1945 1950 1955 1960 1965 1970 Car Miles Traveled Rail Miles Traveled Car Miles Traveled Rail Miles Traveled

U.S. DoD Advances Leading U.S. DoD often leads the civilian approval and development of key aerospace technologies such as: jet engines, satellites, GPS, drones, and to Civilian Adoption radar Joby’s U.S. Department of Defense contract is a key advantage as it allows for advanced product testing in real settings, qualitatively helps with certification, and accelerates civilian acceptance and trust

Macro Trends—World Should This decade is potentially a “once in a 100-year decade” as it relates to infrastructure spending Look Completely Different in 2030 Urbanization Infrastructure Spending U.S. Population Shift to Cities HERE IS WHAT’S IN BIDEN’S Big-money Proposal $2 TRILLION DOLLAR The president’s $2 trillion infrastructure bill covers (000s) INFRASTRUCTURE PLAN everything from low-income housing to clean energy 450,000 $115 BILLION FOR FIXING ROADS AND BRIDGES, THE AMERICAN JOBS PLAN: 400,000 INCLUDING 20,000 MILES OF HIGHWAYS AND ROADS, THE IO MOST “ECONOMICALLY Research and development, Care economy: SIGNIFICANT” BRIDGES IN THE manufacturing: • Invest in home and 350,000 U.S. AS WELL AS 10,000 SMALLER BRIDGES • Focus on clean energy community – based care and reducing emissions for seniors 300,000 $180 BILLION • Invest in more and people inclusive science / tech with disabilities FOR TECHNOLOGY, CLIMATE workforce • Improve benefits, working 250,000 SCIENCE, AND R&D conditions $650B 200,000 $174 BILLION $400B for caretakers ON ELECTRIC VEHICLES, INCLUDING 500,000 150,000 CHARGING STATIONS AND REPLACING BUS FLEETS. IT WOULD ALSO OFFER TAX INCENTIVES AND REBATES ‘At home’ Infrastructure: FOR ELECTRIC CARS. infrastructure: $580B 100,000 $621B • Revamp highways, • Build and renovate roads and bridges $111 BILLION affordable housing for 50,000 • Modernize transit FOR WATER INFRASTRUCTURE, TO REPLACE LEAD low – and middle- systems, airport WATER LINES, AND IMPROVE STROMWATER AND income buyers terminals 0 WASTE WATER SYSTEMS • Ramp up broadband access 1950 1953 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022 2025 2028 2031 2034 2037 2040 2043 2046 2049 $100 BILLION TO UPGRADE POWER INFRASTRUCTURE, INCLUDING THE ELECTRIC GRID Source: https://population.un.org/wup/Country-Profiles/ Rural Urban Source : The Washington Post Chance Brinkman-Sull/Post-Gazette $16 BILLION Biden administration is very focused on our impending Population growth and urbanization are going to dramatically increase congestion in    increased transportation    TO PLUG OLD OIL AND GAS infrastructure challenges and solving them in a green way cities and the need for capacity WELLS AND CLEAN UP ABANDONED MINES

Macro Trends - World Should Look Completely Different in 2030 (cont'd)

Expanding ground-based networks to address congestion and move people cost-effectively through cities has become increasingly difficult, if not impossible

Cost Per Mile of Infrastructure Spending

Light Rail Lines	Four-lane freeway	Subway	Joby
~$100M / mile (1)	~$20M / mile (2)	~$600M / mile (3)	Minimal $ / mile
			Joby infrastructure costs limited to skyports and charging stations. Demand for service may drive incremental opportunity for real estate partners (offices, apartment buildings, etc.) to fund development costs
			

Cities need a new, sustainable mobility solution to address their increasing density and populations. The magnitude of this problem is so large that there will likely need to be winners across multiple form factors.

(1) https://web.archive.org/web/20061028214006/http://www.lightrail.com/projects.htm
(2) https://compassinternational.net/order-magnitude-road-highway-costs/
(3) https://www.marketplace.org/2019/04/11/subways-us-expensive-cost-comparison/

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Executive Investment Summary

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Investment Thesis

1 Team & Technology Leadership

World-class eVTOL team; clear technology leaders in developing eVTOL technology fit-for-purpose (range, noise, speed, payload, and safety) with 10+ years of R&D development, 1000+ test flights to date

2 Strongly positioned to be first-to-market with FAA certified aircraft

Signed G-1 paper with FAA and DoD relationship cement Joby's lead and provides clear path to first Part 23 certification; reciprocity agreements allow for fast global expansion; relationships with DoD and Toyota de-risk development and embed meaningful scale manufacturing expertise

3 Highly attractive business model & unit economics

Vertically integrated business model provides "winner-take most" localized network effects. Recurring revenue business model with high contribution margin and 1.3 yr payback

4 Large Macroeconomic and Environmental Tailwinds

Provides zero operating emission method for transporting people and services, in back-drop of increasing urbanization, pollution; aligned with long-term infrastructure development goals of countries around the world

5 Immense Potential TAM -> Small Penetration = Large Outcomes

Use cases for UAM across human transportation and movement of goods support $500B+ potential TAM; ability to build large and valuable business with modest penetration assumptions

6 Potential for Compounding Network Effects; "Winner Take Most"

Aggregating demand while controlling service allows Joby to capture economic value; barriers to entry from infrastructure development and network density drive up customer value proposition and benefit first to market

7 Many "ways to win" with upside tailwinds

While Joby's current plan is optimized for the business model and use case TAM, Joby has significant room to expand its use cases; improvements in enabling technologies (batteries, fuel cell technology, autonomy) to broaden use cases

8 Downside protection from accumulated IP & strategic value

Asymmetric return profile at $4.6B TEV given strategic value, existing progress. De-risked runway to commercialization with $2.0B of PF capital. Meaningful downside protection from accumulated IP and certification progress in both commercial and U.S. DoD use cases

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1 Team & Technology Leadership

World-class Team

Visionary Leadership with 20+ Years Experience



Paul Sciarra
Executive Chairman

Deep consumer technology experience as Pinterest Co-founder; involved with Joby since 2014

JoeBen Bevirt
CEO, Chief Architect, Co-founder

30+ year goal of scaling eVTOL since college;
12 years as founder of Joby working on hundreds of iterations to create the Joby eVTOL that exists today;
Proven leader and developer of a successful business with Joby/Gorillapod

World-class Functional Experts



Eric Allison
Head of Product

Next to JoeBen, among the most experienced eVTOL experts as former head of Uber Elevate; former CEO of Zee; PhD in Aeronautics



Bonny Simi
Head of Air Ops & People

President & Founder of JetBlue Technology Ventures; built pilot training program at JetBlue; deep experience in ops & safety



Joe Brennan
Head of Manufacturing

Key engineer for Boeing Dreamliner, one of largest scale aerospace carbon fiber programs



Jon Wagner
Head of Powertrain

Responsible for battery program for Tesla Model S & X; expert in battery powertrain technology



Greg Bowles
Head of Government & Regulatory Affairs

Former Co-Chairman of the FAA Part 23 Reorganization Aviation Rulemaking Committee; deep connectivity across government and regulatory bodies



Didier Papadopoulos
Head of Programs & Systems Engineering

Former VP of Aviation Systems and over 15 years of experience at Garmin; prior to Garmin, was an Avionics Systems Specialist at CAE



Matt Field
CFO

Former CFO of Ford North America; prior to Ford, worked at Goldman Sachs and the Board of Governors of the Federal Reserve Systems

Key Partnerships De-Risk Path to Market

TOYOTA — Dedicating large resources towards production design and execution

Uber — Go-to-market and demand aggregation partnership

Department of Defense — Near-term DoD deployments and R&D subsidy

U.S. Air Force — Joby is the first company developing a comparable aircraft to have received airworthiness approval from the U.S. Air Force

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1 Team & Technology Leadership Building Deep Competitive Lead The Right Aircraft • First to market with the right aircraft • World class engineering and certification team for the Market • In-house development of key parts and technologies • FAA Part 23 general aviation certification enables global reach • Significant progress in certification • Well developed go-to-market strategy enhanced through Uber Elevate acquisition Vertical take off 4 passenger for Piloted to facilitate and landing optimal economics certification and public acceptance 150+ mile 200 mph Zero operating max range top speed emissions

1 Team & Technology Leadership Clear Technology Leader Joby’s Leadership Position is Supported by a Wide Consensus of Participants and Experts “When comparing current air taxi providers more holistically, we identified Joby Aviation as the most Joby is the highest ranked Advanced Air Mobility (AAM) promising air taxi startup at this point. Not only has the U.S.-based startup raised massive amounts of venture capital needed to develop the necessary technology stack, but it has also built a high-quality company by a comfortable margin in SMG Consulting’s patent portfolio. In fact, Joby Aviation possesses one of the most important patents in the air taxi space of all (measured by Competitive ImpactTM), which relates to aerial vehicle design and noise reduction AAM Reality Index technology. The latter appears to be of utmost importance to achieve public acceptance.” – Lufthansa Innovation Hub, “Are Air Taxis Ready For Prime Time, A Data-Driven Report on the State of Air Taxis in (2) 2021” (1) (1) https://tnmt.com/wp-content/uploads/2021/02/Report_Are-Air-Taxis-Ready-For-Prime-Time_Air_LIH_2021.pdf (2) https://aamrealityindex.com/ 30

2 Strongly positioned to be first-to-market with FAA certified aircraft Strongly Positioned to be First-to-market with FAA Certified Aircraft What Needs to be Done? Technology Certification Scaled Manufacturing Roll-out and Adoption Significantly de-risked based on where Significantly de-risked through signed risked? technology G-1 agreement which lays out the is today requirements for the certification Toyota partnership brings scaled Uber partnership and integration —De manufacturing expertise in-house allows for rapid customer acquisition and seamless user experience G-1 Paper Subscale prototype â†“ Individual Aircraft One city Staging Part 23 Type Certification Full prototype â†“ â†“ â†“ Small Batch Multiple Cities Part 135 Operational Unmanned test flights â†“ â†“ Certification â†“ Large Scale Manufacturing Widespread adoption Manned test flights Methodical Production Certification

2 Strongly positioned to be first-to-market with FAA certified aircraft

Key Business Model Unlock

Joby's Ability to Get to Market is Unlocked by the Interplay of Three Key Factors:

Aircraft's Technology

Key Technology Highlights

- Noise: 65dBa at hover and effectively silent overhead make Joby quieter than a conversation; designed for pleasant noise profile
- Range: max range of 150mi plus reserves on a single charge
- Safety: each propeller is powered by two independent electric motors creating high levels of redundancy
- Software and tech stack: vehicle simple to fly enhancing safety and pilot accessibility

Certification Pathway

- Signed G-1 agreement defines clear route to certification under existing Part 23 regulations
- Part 135 application submitted for airline operations
- Pilot production underway to support production certification
- Certification basis expedites transferability globally

Full Vertical Integration

- Ability to "bear-hug" safety of aircraft by being designer, manufacturer, and operator
- Creates attractive recurring revenue business model that captures profit pools in market
- Ability to guide market entry and development to drive network density, increase value proposition, and create barriers to entry

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3 Highly attractive business model & unit economics

Traditional Ride-Sharing Case Study

Uber

- Uber serves as attractive case study on winner-take-most markets: higher rider and driver density + better customer traffic data → cheaper and faster service
- Uber has 65%+ market share in many mature markets in which it competes, allowing its economics to improve as it scales towards maturity:

Take Rate (Market Entry)	Take Rate (Today)
10%	Mid 20%'s
Rides EBITDA Margin (Today)	**Rides EBITDA Margin (Future)**
20-25% Today	45% Long-Term Target

Uber's most mature markets worth >25% of bookings have already achieved ~45% EBITDA margins

Joby likely to enjoy higher barriers to entry than ride-sharing:

- Proprietary vehicle technology
- Manufacturing capital intensity
- Stringent regulatory oversight
- Potential exclusive use infrastructure

→ Strong mature market profit pool capture for Joby

Source: Uber public filings, Reinvent Capital analysis

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3 Highly attractive business model & unit economics Joby doesn’t intend to sell vehicles to third parties or individual consumers. Instead, it Why Joby Chose expects to manufacture, own, and operate the aircraft, building a vertically integrated transportation company that will deliver a convenient app-based aerial ridesharing Ridesharing service directly to end-users Business Model Strengths Strategic & Financial Impact Increases barriers to entry and reinforces leadership position. Virtuous Strong network effects supply & demand dynamics continually improve product Incentivizes innovation, resulting in improved economics and enhanced Vertical integration value capture End-to-end control over customer experience Allows Joby to optimize for customer safety, comfort, and value Expands potential customer base and use cases, expanding TAM. Improved customer accessibility and TAM expanding Product and service are better aligned with the goals and needs of the cities it will operate in 34

3 Highly attractive business model & unit economics Overview of Unit Economics Economics of 1 Aircraft Economics of 1 City (1) Potential Value Creation Potential Aircrafts / City: US Cities >750k people: $1.3M cost per aircraft 100—300 20 Cities $2.2M annual revenue / Potential Revenue / City: Global Cities >1M people: aircraft $200-600M 512 Cities $1.0M annual profit / Potential Profit / City: $100- + Cargo, DoD, Logistics aircraft 300M Applications Payback Period: 1.3 Yrs Value Creation per City: Total Useful Life: 10 Yrs @ 10x EBITDA: $1-3B $500B+ TAM Lifetime CoC Return: 7.7x @20x EBITDA: $2-6B (1) Assumes management utilization assumptions: 7 hours spent in flight per day; average trip length of 24 miles; load factor of 2.3 passengers per trip; $3.00 per seat mile; $0.86 cost per available seat mile 35

4 Large Macroeconomic and Environmental Tailwinds Megatrends Driving Growing TAM Macro Trends Technology Trends Driving increased demand and urgency Improving product and expanding modalities Compute power – AI, Machine Learning, Autonomous Increasing population density globally Transport Accelerating land infrastructure Energy density — batteries, development costs hydrogen fuel cells Light weight materials manufacturing Green energy transportation demand (carbon fiber) Wright’s Law: cost curves declining across materials as volumes scale

5 Immense Potential TAM → Small Penetration = Large Outcomes

Large TAM for UAM

Solving large problems → potential for immense shareholder value creation over the next decade

- Joby long-term mission: save 1 billion people 1 hour a day
- $500B+ potential market across applications
- Market is big enough for multiple winners across multiple modalities

Urban Air Mobility TAM Estimates Range from $300B to $500B+


$300B
$318B
$500B
BCG "Mass Transit"(1)
NEXA
Booz Allen(2)

Projected Year:	2030	2040	2030

Source:
(1) BCG: The Aerospace Industry Isn't Ready for Flying Cars – Here's What OEMs and Suppliers Must Do To Capitalize
(2) Booz Allen Hamilton Urban Air Mobility Market Study – 11.21.18

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6 Potential for Compounding Network Effects; “Winner Take Most” Consumer Value Proposition & Network Effects Compound Dedicated Establish Drive Lower First to Aggregate Skyport Initial Network Prices, Better Market Entry Demand Development Routes Density Availability Competitive Barrier to Entry Competitive Barrier to Entry Consumer Value Proposition Time 38

6 Potential for Compounding Network Effects; “Winner Take Most” Why Being the Leader Matters – Compounding Network Effects Supply Side Economies Demand Network Effects TESLA of Scale Demand network aggregator w/ localized Beneficiary of economies of scale from being network effects first to produce at scale; technology advantage compounds Aggregate Demand Being first to market drives Prices Lower Incentivize with Higher Skyport “winner take most” flywheel Utilization Development in each market Joby enters Customer Network Value Density Proposition Increases

7 Many “ways to win” with upside tailwinds • Over the next 30 years, over 2.3 billion people are expected to move into Long-Term Upside Drivers — urban areas. This will drive large increases in congestion and the need for new urban transport solutions Macroeconomic Trends • Joby will be the beneficiary of this increase given the flexibility, cost, and pollution advantage of eVTOL Global Population Growth & Urbanization +18% 1.6B 2.5B 3.0B 3.7B 4.5B 5.3B 6.1B 7.0B 7.8B 8.6B 9.2B 9.8B 5,167 Urban % 16% 4,379 30% +800M 34% 37% 39% 43% 47% people 52% 56% 60% 64% 68% 2020 2030 +53% Rural % 84% 6,680 70% 4,379 66% 63% +2.3B 61% 57% 53% 48% people 44% 40% 36% 32% 2020 2050 1900 1950 1960 1970 1980 1990 2000 2010 2020 2030 2040 2050 Urban Pop. (B) Source: OWID based on UN World Urbanization Prospects 2018 (https://population.un.org/wup/) 40

7 Many "ways to win" with upside tailwinds

Long-Term Upside Drivers — Macroeconomic Trends

Land Infrastructure Development Costs

Cost per Mile of Infrastructure Spending

Light Rail Lines	Four-lane Freeway	Subway
~$100M / mile (1)	~$20M / mile (2)	~$600M / mile (3)

- Labor and materials inflation trends are driving up land infrastructure development costs and making aerial alternatives much more attractive
- Joby requires minimal infrastructure costs – Joby infrastructure costs limited to skyports and charging stations. Demand for service may rive incremental opportunity for real estate partners (offices, apartment buildings, etc.) to fund development costs
- You could build a whole city's worth of skyports for one mile of freeway

Producer Price Index by Industry: Building Materials(4)



$200
$180
$160
$140
$120
$100
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Median Hourly Labor Earnings(5)



$17
$16
$15
$14
$13
$12
$11
$10
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(1) https://web.archive.org/web/20061028214006/http://www.lightrail.com/projects.htm
(2) https://www.strongtowns.org/journal/2020/1/27/how-much-does-a-mile-of-road-actually-cost
(3) https://www.marketplace.org/2019/04/11/subways-us-expensive-cost-comparison/
(4) https://fred.stlouisfed.org/series/PCU44414441
(5) https://data.bls.gov/pdq/SurveyOutputServlet

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7 Many “ways to win” with upside tailwinds Long-Term Upside Drivers — Macroeconomic Trends Demand for Green Infrastructure Increasing Global demand for more energy efficient infrastructure will be a many decade tailwind “Those that do take action and make bold investments in their people in a clean energy future will win the good jobs of tomorrow and make their economies more resilient and more competitive. So let’s run that race […] this is a moral imperative, an economic imperative. A moment of peril but also a moment of extraordinary possibilities.“ – Joe Biden

7 Many “ways to win” with upside tailwinds Joby will benefit from continued rapid improvements in battery and other Long-Term Upside Drivers — clean energy storage technologies. While Joby’s aircraft can hit its specs based on today’s battery tech and improvements aren’t a necessity, Technology Improvements continued battery improvements provide cost and performance upside Battery Technology Improvements Cost Projections for Li-ion Systems Performance Projections for Li-ion Systems Cost of Capacity Components(1) Cost of Energy Components(2) Li-ion Energy Density (Wh/kg)(3) (2019$ / kWh) (2019$ / kWh) Energy Density (Wh/kg) 400 400 400 300 300 300 High 200 High 200 200 Mid Mid 100 100 100 Low Low 0 0 0 2015 2025 2035 2045 2015 2025 2035 2045 2010 2014 2018 2021 2023 Year Achieved Target Li-ion batteries have and are expected to continue to improve at ~5% p.a. Further, solid state lithium-ion batteries and/or hydrogen technology would likely offer a step function improvement to today’s battery technology and are expected to start being commercialized in the next few years. Based on their current designs, both technologies would offer safer, cheaper, and more energy efficient batteries enabling longer range flights and quicker charge times (1) https://www.nrel.gov/docs/fy20osti/75385.pdf (2) https://rmi.org/wp-content/uploads/2019/10/rmi_breakthrough_batteries.pdf (3)  https://asia.nikkei.com/Spotlight/Most-read-in-2020/Toyota-s-game-changing-solid-state-battery-en-route-for-2021-debut 43

7 Many “ways to win” with upside tailwinds Long-Term Upside Drivers — Technology Improvements Continued Compute and AI Improvements • Localized compute power improvements will continue to enable ability of Joby to perform powerful localized calculation to expand automated functions of the aircraft • Commercial planes already effectively operate on autopilot today. AI will alter the unit economics and form factor to open-up smaller flight lengths and increase network density • Autonomous flights broaden form factors to smaller #s of people and open up shorter flight profiles

7 Many “ways to win” with upside tailwinds Long-Term Upside Drivers — Technology Improvements Continued Improvement of Enabling Technologies Will Further Increase Addressable Market • Hydrogen and/or solid-state (or other) battery improvements will enable longer-range trips (capturing 150mi-400mi+) over time • Continued localized compute and AI improvements will enable autonomous flights which act as an unlock for trips 0-5 miles Further Improvements in batteries, compute power, and AI are going while reducing costs of aerial ride-sharing across the board to continue to expand Joby’s addressable use cases and flight profiles • Autonomous flights will likely also unlock additional use cases Current Addressability and business models (e.g., transport / logistics, ambulatory, etc.) ount C Trip    Trip Length (miles)

7 Many “ways to win” with upside tailwinds Long-Term Upside Drivers — Technology Improvements Light Weight Manufacturing Improvements Carbon fiber in the car industry(1) Production time per car Demand • Rapid improvements in cost, scale, and speed of manufacturing aerospace ‘000 hours Lbs, M grade carbon fiber 3.0 FORECAST 100 1.5 50 • Team has experience with largest carbon fiber programs in aerospace 0.0 0 1980 85 90 95 2000 05 10 15 20 25 Wright’s Law Benefits Lithium-Ion Battery Cost Decline Model(2) $/kWh Joby to benefit from cost $10,000 deflation over time as Cost $100 production volumes of key Aircraft $1 components expand 10 100 1,000 10,000 100,000 1,000,000 10,000,000 Cumulative kWh Production (in Thousands) Modeled Cost Decline Forecast Cost Decline Reported Cost Cumulative Aircraft Production (1) Lucintel (https://lucintel.com/lucintelBriefFile/Composite%20Materials%20Outlook%20in%20the%20Automotive%20Industry%20-%20Lucintel%20Brief-12-26-2014.pdf) (2) ARK Investment Management LLC, 2018; IEA, Bloomberg New Energy Finance, Avicenne Energy (https://research.ark-invest.com/hubfs/1_Download_Files_ARK-Invest/White_Papers/Big%20Ideas%202020- Final_011020.pdf?hsCtaTracking=78df7914-8393-4b78-b326-7dfb47024083%7C4ade617d-5fc7-4646-b699-84d7ac1213c6) 46

7 Many “ways to win” with upside tailwinds Long-Term Upside Drivers — What an Upside Case Could Look Like A Fully Embedded eVTOL Future Autonomous Flights Drive Multiple Use Cases Global Adoption • There are 20 US cities with 700K+ people(1), while there are 557 • Aerial Ride Sharing cities globally with 1M+ people(2) • While Joby plans to initially focus on rolling out in U.S. cities, there • Transport & Delivery are a plethora of cities globally that would be attractive candidates and could follow a similar roll-out blueprint • Ambulatory & Emergency • Department of Defense • Short Flight Plane Replacement (1) https://worldpopulationreview.com/us-cities (2) https://worldpopulationreview.com/world-cities 47

8 Downside protection from accumulated IP & strategic value Asymmetry of Return Profile Key Upside Drivers Margin of Safety Drivers 01 MACROECONOMIC TRENDS: 01 Many options available to Joby that provide margin of safety in adverse scenarios: Global Population Density & Urbanization Large Helicopter replacement TAM Land infrastructure development costs DoD opportunities in US and Globally Demand for green transportation infrastructure Pivot to international roll-out 02 TECHNOLOGY IMPROVEMENTS: Selling aircraft Energy density increases Strategic interest in accumulated IP Continued compute & AI improvements Adjust target use cases or business model (e.g., Light weight materials manufacturing scaling transport / logistics) Cost deflation as volumes scale (Wright’s Law)

8 Downside protection from accumulated IP & strategic value Margin of Safety – What Do Downside Cases Look Like? Helicopter Replacement TAM Capture Alone Worth $5B+ • Global helicopter market is expected to grow at a 12% CAGR with large demand for eVTOL(1) Existing DoD contracts offer • The US has ~9,000 civil helicopters in its fleet (2) large opportunity with TAM • If Joby can capture just 5% of the total helicopter market, this alone expansion would support ~$5.0bn of value ($1.9bn revenue x 20% margin x 13x EBITDA) • $40MM+ in Contracts secured with an estimated $100MM+ in Global Helicopter Market(1) progress +12% CAGR • Significant expansion opportunity for uses driven by: $36.9B – DoD desire to embed green technologies into operational use cases – Quiet and efficient sound profile enhances logistics use cases $21.3B – Large helicopter upkeep and maintenance cost • Interest from other allied militaries around the world likely to be substantial 2020 2025 (1) https://www.marketsandmarkets.com/Market-Reports/helicopters-market-253467785.html (2) https://www.statista.com/statistics/778282/commercial-helicopters-fleet-size-country/ 49

8 Downside protection from accumulated IP & strategic value Margin of Safety – What Do Downside Cases Look Like? Defense Opportunity in the US and Globally • The opportunity to sell into the DoD is highly attractive on a standalone basis Early Revenue Opportunity that Reduces Technology Risk • Existing DoD contracts and operations de-risk Dual airworthiness tracks with the Department of Defense & the FAA probability of achieving civilian certification as Joby is able to use and track the vehicle in live settings in + $40MM+ in contracts secured through Air Force’s Agility Prime program with an estimated advance of getting certified allowing for further $100MM+ additional opportunities in discussion product tweaks and development + Operations in line with FAA certification & future commercial operations • We believe that qualitatively, DoD use and certification could provide some level of comfort to the FAA as well + Provides real-time operational data for FAA certification + 3 Government Entity Clients + Military Flight Release Granted – December 10th 2020 “We are announcing a world’s first. Joby Aviation is receiving the first military airworthiness approval for an electric vertical takeoff and landing aircraft.” – Dr. Will Roper, U.S. Air Force & Space Force Acquisition, Technology & Logistic Chief

8 Downside protection from accumulated IP & strategic value

Margin of Safety – What Do Downside Cases Look Like?

Sale of Aircraft Instead of Operate[1]

- Option to sell aircraft to fund portion of operations and de-risk go-to-market
- Closed loop for specific customers or cargo

International Launch instead of Domestic[1]

- Joby strategically tackling the hardest and most stringent market first to create comprehensive blueprint for future cities
- While Joby doesn't intend to launch internationally, there are many attractive markets
- Many civilian and defense opportunities globally
- Centralized government decision making in Middle East; Asia megacity demand

Strategic Interest in Accumulated IP[1]

- Before and after type certification we believe there is large strategic value to Joby's accumulated IP over 10 years in developing eVTOL aircrafts
- Similar to FDA drug approval; once approved, will attract interest

Aerospace

Car Manufacturers

Technology

(1) Based on Reinvent downside framing rather than Joby plans.

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8 Downside protection from accumulated IP & strategic value $2.0B in Capital De-Risks Path to Market Significant Cash Runway w/ $2.0B PF Cash Positive Reflexivity Impacts PF Cash on Balance Sheet: (1) $2.0B Visibility to aid with regulators and customers Less: Projected Burn through $(1.4B) 2024YE: (2) Comfort from infrastructure development Equals: partners Cash Cushion Through Target $600M Roll-Out: Joby has significant run-way with capital provided in Helps with public acceptance and “demand this transaction; de-risks downside capital markets pull” into new municipalities volatility impact (1) Assumes no redemptions (2) Includes projected 2021 cash burn through YE 2024 (EBITDA less Capex) 52

Key Risks & Mitigants Risk Mitigant • Significant capital buffer with $2.0B cash Certification Delays • Ability to concurrently test and correct issues • Line of sight to certification • Deep expertise in aircraft production manufacturing both within Joby and in strategic partnership with Mass Production Toyota • Continued improvements in compositive mass manufacturing techniques • Significant global TAM allows for Joby to quickly adapt go-to-market plans post certification Local Regulations • Potential economic impact, strong consumer demand, and environmental benefits mitigate negative receptivity risk • 10+ years experience of R&D with the only full-scale vehicle flying in the air Competition • Outstanding aircraft technology specs among competition • Diligence suggests universal view of strong likelihood to be first to market

Key Risks & Mitigants Risk Mitigant • Convenience, speed, and competitive per mile pricing will drive demand once Consumer Demand & consumers embrace new technology • Certification and testing stats will give confidence on safety while hearing the aircraft in action will deliver Willingness to Adopt acceptance of its noise footprint • Urbanization and congestion trends will increasingly make alternative options look more and more attractive Federal Air Traffic Capacity • Joby’s Design allows for integration into existing Air Traffic Control System with clear path to scale operations Aircraft Utilization & • Joby aircraft can earn high ROICs and low payback periods from Economics Fail to Meet conservative utilization assumptions Expectations • Model assumes pricing driven down to UberX cost; ability to use price to offset utilization shortfalls Technology Fails to Achieve • 1,000+ flight tests to date with extensive testing over 10 years of component design and manufacture Expectations • Full-scale vehicle, with airworthiness certification from US Air Force

Joby Vehicle Advantage: Technology Certification Go-To-Market Production

Joby’s Four Keys to Right Aircraft, Certified Success 1. Technology 2. Certification 3. Go-To-Market 4. Production

Joby Vehicle Advantage: Technology These advancements are hard problems to solve, a product of Joby’s Key Technology Components 10+ years of R&D, and act as key differentiators to competition. & Innovations Advanced Flight Electric Propulsion Integrated Control Software System Powertrain • Advanced flight control software makes the • Proprietary propulsion system developed over 10 • Motor design refined over 10 years of work aircraft simple for our pilots to operate and control years Patented • direct drive motor with integrated controls & • Fly-by-wire flight controls reduce pilot workload • Distributing multiple smaller and simpler electric inverter motors across the aircraft enables: • Automated ‘envelope protection’ mitigates pilot error • No commercial equivalent by inhibiting commands that exceed safe operating • Safety: no single points of failure across aircraft scale • Manufacturing automation to support limits systems • Frees pilot to focus on the mission, situational • Noise: electric motors are quiet awareness and rider experience • Economics: reduced maintenance downtime; no expensive aviation fuels

Joby Vehicle Advantage: Technology Investing In Designing, Manufacturing, and Testing In-house 10+ Years of In-house R&D Advanced Manufacturing Improves Unit Cost, Performance, and Weight Production and testing done at our San Carlos facility • Reduction in materials and weight • Composite automation increases precision and speed with less • Increases speed of manufacturing waste • Subtractive backups to de risk • 10x faster compared to human certification worker Production line prototyping underway • 500 labor hours per aircraft reduction • Fast engineering iteration cycles • Significant reduction in material • Gaining experience for mass manufacturing waste • Higher control & success likelihood over the certification process

Joby Vehicle Advantage: Technology Stringent Testing Across All Components Battery in altitude chamber Battery HIRF test Vibration test Battery undergoing electrical test Battery pack drop test

Joby Vehicle Advantage: Technology

Joby Aircraft versus Helicopter

Step Change Beyond Existing Helicopter Technology

Noise

- Low noise is critically important for community acceptance
- Allows skyport infrastructure to be conveniently located in close proximity to high-volume destinations
- The Joby aircraft is 100x quieter than a helicopter at takeoff[1]...
- ... and near silent in overhead flight


~100x Quieter Than a Helicopter...
Electric
Quiet as a conversation
Acoustic signature of 65dBA at hover
Helicopter | 93 dBa
Leaves in Wind | 20 dBa
Joby Takeoff | 65 dBa
Joby Cruise | 40 dBa
...At a Fraction of the Cost
$393
$95
Joby
Twin Engine Helicopter(2)
4x cost per mile improvement Over a helicopter operating a 25mi trip
Operating Cost: 25mi trip

Cost (and speed)

- Fault-tolerant architecture and no single points of failure = lower maintenance costs and down times
- Top speed nearly 2x that of conventional helicopters = fixed and variable costs amortized costs over a greater number of passenger seat miles
- All-electric = lower fuel costs

(1) dBA is a logarithmic measurement; accordingly, a 3 dBA increase represents roughly a doubling in acoustic intensity
(2) AircraftCostCalculator (Sikorsky S-76C+) – Based on 120mph helicopter block speed

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Joby Vehicle Advantage: Technology Joby Aircraft versus Helicopter Safety • Distributed electric propulsion rather than a centrally-located internal combustion engine, allows for a fault-tolerant overall architecture for the aircraft with high levels of redundancy – 6 propellors – can fly safely with the loss of any one propellor – Each motor is redundant and powered by two separate inverters – Each inverter is wired to a separate battery pack – 4 isolated and redundant battery packs on board – Motor continues to function if an inverter or pack fails – Batteries in wing away from passengers • Long range battery pack allows for: – More emergency options – Able to fast charge – Longer operating lifetime – Mission flexibility • Aircraft has no single points of failure across aircraft systems • Safety is a core value at Joby. Safety is not only a prerequisite for any commercial aviation operation, safety is the foundation that enables innovation and will always be key to Joby’s success

Joby Vehicle Advantage: Certification

What Does a G-1 Certification Mean?


Begin Formal FAA Certification
G-1
Certification Basis (What Rules Apply?)
G-2
Means of Compliance (Which Tests & Analysis?)
Compliance Reports
Demonstration of Compliance (Doing Testing w/FAA)
Type Certification Data Sheet (TCDS)
Verification of Compliance (FAA Review of Testing & Reports)
FAA Certified Aircraft Design

G-1 Certification creates alignment with the FAA on the set of rules that will ultimately determine certification

- 85% standard certification tests; 15% new (three things: fly-by-wire, vertical takeoff, batteries)

Moves from conceptual exercise with the regulator to a discrete set of tasks

- Upon completion of tests and analysis, FAA issues certification approval
- Can do concurrent testing; if one delays, you keep going with the others

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Joby Vehicle Advantage: Certification Paving the Certification Path Was Over a Decade of Hard Work… 2007 2011 2013 2015 2017 2018 2020 FAA Revitalizing Part 23 G1 Issued Joby Preliminary discussions with FAA Formal FAA Certification

Joby Vehicle Advantage: Certification … And Continues to Progress Well Joby’s Progress Certification Means of Compliance Demonstration of Compliance Verification of Basis Compliance

Joby Vehicle Advantage: Certification Part 23 Certification Was a Conscious and Advantageous Choice Airplane Part 23 provides flexibility and certainty Part 23 • Pilots are widely available Helicopter • Use of existing aviation infrastructure • Clear certification pathway Part 27/29 • Certification basis expidites transferability globally Special Part 21.17(B)

Joby Vehicle Advantage: Certification

Overview of Certification Path

Key initial unlock is type certification: Joby already has signed G-1 agreement defining the discrete path to certification

Part 23 Type Design Certification

Purpose

Allows for the manufacture of aircraft meeting the approved design to be issued a standard airworthiness certificate in order to fly commercially in the National Airspace System. The G-1 defines Joby as a normal category piloted electric airplane that can also takeoff and land vertically

Process

- Joby comes to final agreement on tests that meet G-1 certification basis
    - For Joby,
        - 85% traditional airplane requirements
        - 15% special conditions – batteries, take off and land vertically, fulltime fly by wire
- Joby demonstrates that to the FAA through testing and analysis
- The FAA issues type certification
- Joby aircraft eligible for commercial operations

Benefits

- Defining Joby as airplane allows access to 300k licensed airline pilots versus 30k pool of helicopter pilots
- Certification basis expedites transferability globally
- Joby is the first and currently only company to be approved on this path

Part 135 Operational Certification

Purpose

Part 135 certified air carries can conduct commercial operations

Process

- Standard process and largely paperwork
- Checklist includes items such as a drug testing program, prepare a manual regarding whether you will allow HAZMAT on board, and maintain a secure location for your aircraft
- Bonnie has managed similar process at JetBlue and has decades of experience

Benefits

- Provides low risk path and allows Joby to operate commercially

Production Certification

Purpose

A production certificate is an approval to manufacture FAA certified airplanes

Process

- Standard path for FAA to approve proposed manufacturing facilities
- FAA conducts a quality system audit to determine compliance with the applicable requirements. This audit evaluates the applicant's organization, production facility, quality system, and approved quality system and design data for compliance with applicable requirements
- Notifies the applicant in writing of any corrective actions required
- Toyota partnership and expertise helps de-risk this process

Benefits

- Permits Joby to build out manufacturing footprint in multiple geographies including outside the U.S.

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Joby Vehicle Advantage: Certification World Class Certification Team FAA Part 23 Certification World Class Team Greg Bowles Aircraft certified 25+ Aircrafts Head of Government and Regulatory Affairs Former Co-Chairman of the FAA Part 23 Aggregate years of experience 1,400+ Years Reorganization Aviation Rulemaking Committee Team members 100+ People

Joby Vehicle Advantage: Certification Line of Sight To Certification in 2023 G-1 paper lays out discrete steps remaining to achieve certification + These steps can be worked on in parallel so a delay in one area will not push back all other areas + Once all steps have been completed, FAA will issue certification for Joby’s aircraft + The funding from this transaction should more than cover the remaining financing required to achieve certification = Line of sight to certification in 2023

Joby Vehicle Advantage: Go-To-Market There are 5 key categories of unlocks that impact the manned UAM market, all of Go-To-Market Unlock which are benefitting from positive tailwinds: Regulation Infrastructure Technology Public Acceptance Customer Acquisition • Airworthiness certification • Air traffic control integration • Electric propulsion (battery • Citizen concerns around • Educate consumers and for UAM vehicles density, heat dissipation, noise, privacy, land use, and acquire customers • Skyports equipped with charging, battery fire visual disruption Key • Integration of UAM into battery swapping or suppression) • Embed Joby into typical Aspects airspace architecture charging capabilities • Rider trust in safety of UAM commuting and traveling • Consumer platforms vehicles decision making • Pilot training and • Low-latency network capable of facilitating multi-certifications connectivity modal mobility integration • Joby received G-1 • City and infrastructure • Technology continues to • Joby’s performance in noise • Uber partnership drives certification which provides developer interest in Joby improve (e.g., battery and safety specs unlocks a simpler customer Trends clarity on remaining steps to and potential partnerships technology improvements) more seamless urban acquisition and solves first / certification integration last mile • Convenience and accessibility will provide benefits to cities and consumers

Joby Vehicle Advantage: Go-To-Market

Major Milestones: Certification, Production, and Commercialization


Today
Time
2021
2022
2023
2024
Right Aircraft, Certified
G1 cert Basis
H2
First FAA for-credit testing
H1
First flight of type-design-representative aircraft
FAA flight test, Type cert issued
Scaled Production
H2
Announce Phase 1 plant site
H1
First vehicle off Pilot line
Phase 1 plant comes online
Production cert issued
Go to Market/Commercialization
DoD on-base operations commence
H1
FAA 135 cert process begins
H2
Announce launch markets
H2
FAA 135 cert achieved
Scaled DoD on-base logistics operations
Commercial service launched

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Joby Vehicle Advantage: Go-To-Market Roll Out Strategy Overview â†’ One City A few cities Wide Urban Expansion • Start in one city with a few aircrafts • Keep in 2-3 cities through 2025; then • Large number of target cities that align well to key criteria creates optionality at all stages • Optionality for which city to start in begin expansion of the rollout process and hedges against certain cities moving slowly through regulation or • Build and prove out density in initial cities support • Will use initial city roll-outs to develop full blueprint for following cities to start benefitting from local network • Key criteria: population density, travel distances and congestion, per capita GDP, existing effects infrastructure, Airport O&D traffic, Fortune 1000 presence Joby has optionality to decide on initial and subsequent roll out cities throughout its roll out, weighing aspects of viability, city support, and infrastructure development support to optimize go-to-market

Joby Vehicle Advantage: Go-To-Market Joby is expected to start as fixed routes (airport to fixed places w/ highest demand) â†’ interest Path to Increasing Density in in incremental nodes once consumer acceptance there â†’potential in the future for this to be on demand versus scheduled service Cities Infrastructure and Financing Partners Node Density • At scale, skyport access should significantly impact real estate, similar to subway • An aerial mobility network is nodal vs. the path-based nature of ground mobility stops near housing or helipads on luxury apartment buildings • Each new node added to the network adds connectivity to all the other nodes, • Strong interest from real estate parties to develop private infrastructure; landlords whereas each new mile of road, rail, or tunnel only extends one single route by and governments have already expressed interest in wanting Joby to come to one mile them • In a nodal network, a linear increase in the number of nodes leads to an • Traffic and environmental benefits provide incentives for city officials to want Joby exponential increase in the number of connections in their city    • This critical scaling feature is particularly powerful given increasing cost per mile • Recent partnerships with: REEF, Signature Aviation, Related, and Macquarie of infrastructure development demonstrate real estate partner enthusiasm and provide a key competitive edge

Joby Vehicle Advantage: Go-To-Market Noise and Safety are the Two Key Unlocks to Drive Municipalities and Consumers Municipality and Consumer Adoption + â†’ + Noise Safety Municipalities Consumers 100x quieter than a helicopter Rigorous FAA certification process Work with target cities to explain Start with high value, typically means minimal disruption and should give confidence to benefits (environmental, traffic, highly inconvenient routes at annoyance. Allows for route municipalities. Restrictions and cost, convenience, safety) and gain competitive prices to gain expansion and operations in and rules around the operation of zoning approval and government consumer intrigue out of new skyports that are nearer skyports exist today support to roll out Joby in their city to where people want to live and work. Fits within existing noise restrictions and curfews

Joby Vehicle Advantage: Go-To-Market Joby’s aircraft fits into the existing aviation operations rules Operations and Air Traffic Control Aviation rules How we plan to operate Timeline Air Carrier Certificate Joby FAA Part 135 Mid 2022 x Pilots Commercial level pilots Exists today Airspace Existing VFR/IFR Rules Exists today • Part 23 planes fit within existing ATC frameworks • Joby’s business model is powerful at 150-300 aircrafts, which fits within existing ATC capacity • Importantly, there is precedent for ATC creating air corridors or lanes that Joby could use for more frequent operations within congested airspace • Joby plans to start with VFR certification but anticipates moving quickly to IFR certification thereafter

Joby Vehicle Advantage: Go-To-Market Vision for Customer Experience Press a button… get a flight Step 1 Step 2 Step 3 Step 4 Select your destination The Joby service will At the origin skyport, At the destination through the Joby app or a synthesize a trip for you, board a shared Joby skyport, another partner app like Uber starting with a rideshare aircraft and fly to the rideshare car will be pickup to the nearest destination skyport at up sequenced to meet you skyport to 200 mph just as you arrive

Joby Vehicle Advantage: Production Staged approach to production supports certification and growth. Utilizing Joby Production Assumptions modern production methods to support rapid scaling. Phase II Production 10,131 Performance Auto – Ferrari Thousands of Aircraft per year 4,662 Performance Auto – McLaren Phase I Production 331 Cirrus SR22 200-400 Aircraft per year 159 Airbus H125 Helicopter 81 Cirrus SF50 51 Embraer Phenom 300 Pilot Production 30 Aircraft per year Not to scale 2021 2024 Future

Joby Vehicle Advantage: Production Joby Production Ramp Precedents Electric vehicles with full vertical integration Light weight airplane production –current and historical Carefully engineered mass production of Designed for aerospace grade vehicles production, at automotive scale Complex aerospace mass production

Joby Vehicle Advantage: Production Joby Production Analogy: Tesla’s Ramp to Mass Production Joby Aircraft Designed from Outset to Manufacture at Scale with Aerospace Quality Early Production Start Start + 5 years Start + 10 years 1k cars / year produced 51k cars / year produced 920k cars / year produced (2011) (2016) (2021) Early Production Start Start + 5 years Start + 10 years 1-2 aircrafts / year produced 350 aircrafts / year produced Thousands of aircrafts / year produced (2020) (2025) (2030) Source: Tesla public filings 78

Joby Vehicle Advantage: Production Consistent Outperformance Relative to Production Expectations Tesla Forecasted Annual Production from 2010A – 2028E 000s 1,600 1,400 1,363 2020E production exceeded all market expectations 1,316 1,320 1,330 • Last 5 years: Tesla 10x from ~50k cars / 1,200 year to ~500k cars / year 1,163 • Last 10 years: from de minimus production 1,067 1,000 1,000 920 800 600 510 400 365 387 255 263 200 167 167 188 84 101 128 148 35 51 107 122 23 60 90 1 1 3 41 23 53 0 35 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E Broker A as of 2011 Broker B as of 2014 Source: IHS forecasts (2021E-2028E), Broker Estimates 79

Joby Vehicle Advantage: Production • Global light aircraft production was at >1,000 planes / year as recently as Current Light Aircraft Production mid 2000s • At 1,000 aircrafts per year (roughly Joby’s expected production in 2027), Joby has a powerful business model given their strong per aircraft unit economics and scale benefits starting to take hold Cessna Deliveries Declined Roughly in Line with the Global Light Aircraft Historical and Market from 2009 – 2013(1) Scheduled Deliveries(2) Total Industry Deliveries (# Aircraft) Cessna Deliveries (# Aircraft) 800 1350 515 703 2009-2019 CAGR: 658 Cessna: (3%) 608 Industry: (3%) 600 528 1100 403 400 850 290 334 273 241 207 197 600 178 200 350 65 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020E2021E2022E 0 Total Cessna 2017 2018 2019 2020 2021E 2022E 2023E 2024E 2025E (1) Jefferies estimates, Company data (2) Cirium 80

Joby Vehicle Advantage: Production Starlink Has Shown Ability to Quickly Scale Aerospace Grade Production Starlink Satellite Launches(1) 4,000 16,000 3,275 3,000 2,800 12,000 2,220 2,000 8,000 1,560 1,560 1,680 1,000 4,000 480 0 0 2020 2021 2022 2023 2024 2025 2026 Cumulative Operating Satellites Satellites Launched (1) FCC filings, Cowen and Company estimates 81

Massive and Growing Market

Potential Use Cases Use Case City to Airport Intra-city Inter-city Medical transport Sightseeing Commuter Leisure Rides to and Medical transport Tourist activities Home to work Travel to Description from airports Travel within a city Travel between cities of people and and trips and back destination supplies Accident site to a Business center to hospital, rapid Manhattan—JFK Grand Canyon Suburbs to downtown NYC—Hamptons Example an entertainment NYC—Philadelphia medical transport event for supplies or organs Makes Limited Unlocks new Avoids traffic and Differentiated Speed, predictability, destinations infrastructure Attractive for time- commuting, tourism, unlocks higher experience, and access to more accessible, Reasoning requirements, sensitive flyers, and business speed travel with helicopter distances further start vacation avoids traffic business travel opportunities within potentially life- replacement outside a city during travel to regional areas saving implications location

Large TAM for UAM Solving large problems â†’potential for immense shareholder value creation over the next decade • Joby long-term mission: save 1 billion people 1 hour a day • $500B+ potential market across applications • Market is big enough for multiple winners across multiple modalities Urban Air Mobility TAM Estimates Range from $300B to $500B+ $500B $318B $300B BCG “Mass Transit”(1) NEXA Booz Allen(2) Projected Year: 2030 2040 2030 Source: (1) BCG: The Aerospace Industry Isn’t Ready for Flying Cars – Here’s What OEMs and Suppliers Must Do To Capitalize (2) Booz Allen Hamilton Urban Air Mobility Market Study – 11.21.18 84

Megatrends Driving Growing TAM Macro Trends Technology Trends Increasing population Compute power – AI, density globally Machine Learning, Autonomous Transport Accelerating land Energy density — batteries, infrastructure $500B+ Potential TAM hydrogen development costs fuel cells Light weight materials Green energy manufacturing transportation demand (carbon fiber) Wright’s Law: cost curves declining across materials as volumes scale

Future Market Size Alternatives Price Weather Environmental Hassle factor constraints Sustainability Trip time Equipment price Control model Market size increases as Public acceptance the technology and Infrastructures business model improve density and distribution creating a virtuous cycle UTM Trip distance Safety Technology factors drivers Business model factors Multimodal Market Size integration Passenger offering Market factors Market (shared vs. dedicated) Total population density & distribution Regulation Production quantity Public transit Supply chain Traffic maturity congestion Noise Emissions Development cost Aircraft Vehicle utilization Flexibility configuration

Competitive Dynamics

Competitive Aircraft Configurations Multicopter Lift + Cruise (fixed wings) Vectored Thrust Thrusters only for lift, cruise via rotor pitch Independent thrusters used for cruise Thrusters used for lift and cruise and for lift Benefits • High redundancy • Redundancy benefits of multicopter without • Optimized for both hover and cruise • Significantly quieter than helicopters but louder collective or cyclic actuation • Lift provided by wings for cruise for highest than other form factors efficiency • Lower maintenance and lightweight • High cruising speeds Implications • Slowest cruising speeds / least efficient • Suboptimal for hover or cruise • Greater technical complexity • More susceptible to adverse weather • Lowest thrust-to-weight ratio decreasing conditions efficiency • Low occupancy • Low occupancy • Lower value proposition and market size • Complexity of having two different propulsion systems Source: Wisk, Volocopter, evtol.news, NASA.gov 88

Each Airframe Configuration is Best Fit For a Specific Use Case Main airframe Use Case Types of Trips Players configurations Multicopter Short-haul intracity City aerial taxi: From home to office From train station to home Lift + cruise edium-haul intracity Suburb-to-city aerial taxi: (Fixed wings) From airport to city From home to office Vectored All of the above, Full service aerial taxi: Thrust Improved efficiency for Intra-city both short and long trips Suburb-to-city From city-to-city Source: Pitchbook, companies’ websites, Reinvent Technology Partners analysis 89

Competitive Positioning

With Over a Decade of Engineering and 1,000 Test Flights, Joby has Built the Leading Product and is Closest to Market

	Conceptual Design	Sub-scale Prototype Testing	Full-scale Prototype First Flight	Transition from Vertical to Wing-borne flight (1)	Certification Basis Confirmed	Certification Testing Complete	Years of Development	Commentary
Joby	✓	✓	✓	✓	✓		12	Leading product that is closest to market
wisk	✓	✓	✓	✓			11	Shifting model from autonomous and recreational one-seater systems
EHANG	✓	✓	✓	n/a			7	China-based with short urban trip focus. Autonomous focus makes regulatory path much more uncertain
VOLOCOPTER	✓	✓	✓	n/a			7	Short-range decreases probability of scaled roll-out. Limited customer value proposition at short range and autonomous focus makes regulatory path much more uncertain
LILIUM	✓	✓ (2)					6	European certification approach; plane architecture implies high energy usage at takeoff and landing
BETA	✓	✓	✓				7	Focused on cargo and larger plane designs
VERTICAL	✓						5	British based focused on European market
EVE	✓	✓					3	Shifted designs a few times, behind in R&D
ARCHER	✓	✓					3	Minimal R&D experience and team of <150

Source: Pitchbook, companies' websites, Reinvent Technology Partners analysis
(1) Transition from vertical to wing-borne flight generally viewed as the most technically challenging aspect of flight envelope
(2) Considers the Lilium 5-seat prototype as a subscale version of Lilium's planned 7-seat go-to-market aircraft

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Joby is in Pole Position

01 A world class team with world class partners
Team of 800+ with deep aerospace, software, and electrical engineering experience. 1000+ combined years of certification experience. World class partners supporting every step of the journey.

02 The right aircraft for the market
Zero operating emissions, 5 seats, 150 mile, 65dBA, designed to be certified and operated under existing regulations.

03 First mover advantage
1,000+ test flights completed. First and only eVTOL to sign G-1 with FAA. First to achieve US Air Force airworthiness. Being early drives strong network and scale effects.

04 Vertically integrated approach
Key parts designed and produced in-house. Production scaling supported by Toyota. Recurring revenue from operating aircraft delivers compelling economics, compounded by scale.

05 Pragmatic approach to commercialization
Uber integration and Elevate acquisition deliver deep customer insights and day 1 demand. Best-in-class infrastructure partners provide access to prime locations in key markets.

06 Strong financial foundation
Cash to support business through commercialization. Staged investment approach provides flexibility.

TOYOTA — Production
Uber — Demand
U.S. AIR FORCE — Pre-cert operations
NASA — Testing

REEF | Signature FLIGHT SUPPORT | MACQUARIE | RELATED — Landing Infrastructure

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Key Business Drivers & Unit Economics

Overview of Joby’s Business Model Compelling Unit Economics… …Underpin Strong Business Model • Customers will book rides directly • Joby’s local aerial ridesharing networks will also through the Joby app or a partner app benefit from local network effects like Uber • Vertically integrated business model ensures Joby • Profitable per aircraft unit economics isn’t simply manufacturing aircraft for sale and create a virtuous cycle where customer adoption benefits both the customer receiving one-time revenues, but instead generating recurring revenues over the lifetime of the aircraft and Joby with corresponding benefits to contribution margin Illustrative Market Route More Vehicles Lower User Pricing

The Power of Vertical Integration

Vertical Integration is a Key Differentiator for Joby

- Fully-vertically integrated business model allows Joby to capture all of the economics created by first mover advantage and barriers to entry
- Operating ridesharing service rather than selling vehicles is important in retaining full economic control of value chain and leads to more recurring business model
- Tight integration with the hardware drives safety
- When manufacturer runs the service, it incentivizes continued innovation for the consumer

Joby captures all the end-user value it creates



Value Creation
Value Creation

Comparable Transportation Business Models

Value Capture

- Rideshare pricing has been a race to the bottom



Uber's Gross Bookings per Ridesharing Trip ($)(1)
15
10
5
-
Q1 '16 Q2 '16 Q3 '16 Q4 '16 Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Q4 '19 Q1 '20 Q2 '20 Q3 '20 Q4 '20 Q1 '21

- Airlines' lack of vertical integration contribute to slim profitability (~5% profit margins)
- Railroads are vertically integrated and consolidated which has allowed them to capture meaningful economics (20+% profit margins)

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(1) https://www.readyratios.com/sec/industry/40/, Uber Financials: Ridesharing Gross Bookings / Ridesharing Trips

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Why are Joby’s Economics Much Better than Airlines? Joby Business Model Airline Business Model ✓ Joby’s “fuel” costs are green, largely predictable, × Airlines don’t make money through cycles and comparatively cheap because of fuel costs and variability ✓ Vertical Integration, real estate partnerships, and × High fixed and variable costs force airlines to fly digital first operation drive much more profitable negative margin flights per flight economics • Airport fees, aircraft lease payments, and ✓ Competitive moat and first mover advantage pilot / personnel salaries create should lead to a winner-take-most market a high fixed-cost base dynamic × Competition leads to downward pricing pressure

Why is CASM so Low? Fewer mechanical parts Pilots cheaper than No hydrocarbon fuel is Top speed ~double that of means lower maintenance helicopters because Part 23 good for both the bottom conventional helicopters, costs and downtime general aviation line and the environment will deliver faster operating certification allows Joby to speeds and amortize fixed access helicopter and and variable costs over a airplane pilots greater number of passenger seat miles Enables end user pricing that existing aerial alternatives can’t match

Service Unit Economics at Scale in 2026 Revenue Drivers Per Aircraft ($M) 7 Days a Week 24 Miles Revenue $2.2 ~40 Avg Trips / Day Avg Trip Length Revenue per available Cost of Goods Sold ($0.9) ~165 Miles / Hr $1.73 Cruising Speed seat mile Gross Margin $1.3 2.3 Passengers Cost per available seat $0.86 mile Avg Load Factor Other Expenses ($0.3) ~6 Minutes Turnaround Time Contribution Margin $1.0 $3.00 Price / Seat Mile Payback Period 1.3 Years

Service Cost Unit Economics at Scale in 2026

Cost Drivers (Per available seat mile)	
~22¢	Pilot
~19¢	Maintenance Cost incl. Labor
~11¢	Skyport Support / Landing Fees
~13¢	Battery / Charging (~30kW/Trip, 1Y Replacement)
~9¢	Aircraft & Insurance
~12¢	Other expenses

7	Days a Week
~40	Avg Trips / Day
$1.73	Revenue per available seat mile
$0.86	Cost per available seat mile

Per Aircraft ($M)	
Revenue	$2.2
Cost of Goods Sold	($0.9)
Gross Margin	$1.3
Other Expenses	($0.3)
Contribution Margin	$1.0
Payback Period	1.3 Years

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Attractive Unit Economics and Payback on Each Aircraft Joby Service Unit Economics in 2026E Contribution Margin and Payback Analysis Attractive Payback Period Across Varying Load and Aircraft Cost Assumptions $M Years 2.2 (0.9) Passenger Load Factor 1.8 2.3 2.8 3.3 (0.2) (0.1) (0.1) 1.0 $0.9MM 1.6 0.9 0.6 0.5 $1.3MM 2.4 1.3 0.9 0.7 Annual Net COGS (1) OpEx Depreciation Interest Contribution Cost Revenue Per Margin Burdened $1.5MM 2.7 1.5 1.0 0.8 Plane raft Payback Period in 2026E Airc Fully $1.8MM 3.3 1.8 1.2 0.9 Fully Burdened Aircraft Production Cost (2) 1.3 Contribution Margin Per Aircraft 1.0 $2.1MM 3.8 2.1 1.4 1.1 Payback Period ~1.3 years in 2026E Notes: (1) COGS includes maintenance costs, fully burdened pilot costs, landing fees, battery replacement costs, and fleet management and customer service staff costs (2) Inclusive of manufacturing costs only for 2026E as financing costs are built into contribution margin

Payback Period Sensitivity Analysis (Years) Price per Seat Mile $4.00 $3.50 $3.00 $2.50 $2.00 0.7 1.0 1.3 2.2 5.1 Cruising Speed (mph) Turnaround Load Factor (Passengers) 1.3 Years Time 70 110 150 190 3.0 0.8 Payback Period 5.0 6.7 1.8 1.1 0.9 2.5 1.1 7.0 12.9 2.4 1.5 1.1 2.0 1.9 Load Factor: 2.3 Cruise Speed: 165 mph 9.0 68.4 3.3 1.9 1.5 1.5 5.8 Price/Mile: $3.00 Turn Time: 6 mins 11.0 n/a 4.7 2.6 1.9 1.0 n/a Full Aircraft: $1.3M 15.0 n/a 16.7 5.3 3.5 20.0 n/a n/a 72.2 13.0 Fully Burdened Aircraft Cost $0.9M $1.1M $1.3M $1.5M $1.8M $2.1M $2.3M Joby 2026 estimate 0.9 1.1 1.3 1.5 1.8 2.1 2.3 Note: Mutually exclusive calculations should not be merged 100

Market Economics Indicative Market Returns 20 node network 300+ aircraft in fleet > $500M annual revenue > $225M service contribution margin

Transaction Context

Transaction Terms Overview Transaction Structure Valuation Capital Structure • Joby and Reinvent are in discussion to combine in • Transaction implies a fully diluted pro forma • The transaction will be funded by a combination of order to grow the industry leading aerial ridesharing aggregate value of $4.6Bn (2.3x AV / 2026E Revenue) Reinvent cash held in a trust account and proceeds business as a public company and achieve from Reinvent PIPE for an aggregate of up to commercialization for its eVTOL aircraft $1.6Bn(1)(2) • Existing Joby shareholders to roll 100% of their equity by 2024 and expected to receive approximately 75% of the pro forma equity(1)(2) • Pro forma for the transaction, Joby expects to have • Restructured founder shares and private warrants to up to $2.0Bn(1)(2) of cash to fund growth and create long-term alignment commercialize its operations Notes: (1) Pro-forma ownership based on $10.00 per share price and excludes potential dilution from out-of-the-money Reinvent warrants and out-of-of the-money founder shares. Pro-forma further assumes no redemptions by Reinvent’s existing public shareholders (2) Committed Funding is inclusive of an $835MM fully committed PIPE and a $75MM Uber convertible note which converts immediately prior to transaction closing; the 7.5MM shares to be issued to Uber are excluded from the Equity Consideration to Joby’s Existing Investors 103

DeSPAC Structure Aligns Interests for Long-Term ✓ Reid Hoffman to join board of directors at de-SPAC for three-year term followed by a consecutive three-year term by Michael Thompson ✓ Up to five-year lock-up on Reinvent shares ✓ Price-based vesting triggers of $12, $18, $24, $32 and $50 per share on founder shares ✓ Senior Joby management and material existing investors subject to lock-up arrangements substantially similar to the founder shares ✓ $100MM+ investment in PIPE from Reinvent branded investment vehicles Strong Alignment for Joby and Reinvent to Drive Significant Long-Term Value for Shareholders

Joby Investor Base Existing Investors Select PIPE Investors Fidelity Management & Research LLC Funds and accounts managed by BlackRock High quality financial and strategic investors deploying a mix of growth-oriented and value-oriented strategies

Financial Overview

Joby Base Case Model & Drivers 2021E 2022E 2023E 2024E 2025E 2026E Income Statement Items Total Revenue ——131 721 2,050 Growth(%) 450% 185% Recurring Aircraft Revenue(1) — — 186 796 New Aircraft Revenue ——131 535 1,254 Recurring Aircraft Revenue Contribution (%) 26% 39% (-) Cost of Goods Sold(2) ——55 304 867 Gross Profit ——76 417 1,183 Gross Profit Margin(%) 58% 58% 58% Adjusted EBITDA(3) (151) (190) (165) (69) 185 824 Adjusted EBITDA Margin(%)(3) 26% 40% Total Capex 58 68 166 552 903 1,444 Depreciation & Amortization 3 7 19 47 113 219 Assumptions Revenue Generating Aircraft (Average) 2 7 26 141 413 963 Number of Cities ——1 2 3 (1) Recurring Aircraft Revenue = Prior Year Average Aircraft * Current Year Revenue per Aircraft; Joby Service segment only (2) COGS includes pilot costs, maintenance labor and parts costs, fleet management and customer service staff costs, and battery replacement costs (3) Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock based compensation 107

Management Case – Per Aircraft Unit Economics

Key Assumptions and Performance Indicators in 2026 – Joby Service

Aircraft

- Average of 963 total aircraft (850 in Service segment)
- Fully loaded manufacturing cost of $1.3MM per aircraft
- Average useful life of ~50k flight hours which equates to over 15 years

Aircraft

- ~7 hours spent in flight per day with ~12 operating hours [1]
- ~12.4MM total flights per year with ~35.4k flights per day
- Average trip length of 26 miles
- Load factor of 2.3 passengers per trip

Bottoms-Up Cost Analysis

- Fully loaded annual COGS, operating expense, depreciation, and interest of $1.2MM per aircraft
  - COGS includes pilots, landing fees, customer service, and maintenance
  - Operating expenses includes SG&A
- Fully burdened CASM of $0.86 [2]

Revenue & Payback

- Net revenue of $2.2MM and $1.0MM annual profit per aircraft
- Based on $1.3MM cost, payback period of ~1.3 years
- Price point of $3.00 per seat mile ($1.73 RASM at full load factor) is cheaper than Uber Black for an individual

Notes:
(1)Assumes 14 operating hours per weekday and 8 operating hours per weekend day
(2)CASM = (COGS plus operating expense plus depreciation) / Total Available Seat Miles of 1,188MM

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Vertically Integrated Model Will Provide for Strong Growth and Margins Joby Boasts Substantial Scale of up to ~4x Other Emerging Technology Winners… Revenue Growth 2025E Peer Revenues and 2021E-2025E CAGR unless otherwise noted Emerging Technology Winners Disruptive Transportation Vertically Integrated Platforms 0.7 2.1 3.2 (2) 0.9 0.5 0.8 18.6 209.4 8.3 39.7 174.3 51.2 114.7 ’25E 485% 512% Revenue ($B) 199% Median: 174% 185% 149% 132% Median: 32% Median: 14% 39% 38% 26% 22% 17% 14% 13% 2025E 2026E (2) (1) (3) EBITDA Margin 2025E Peer EBITDA Margin unless otherwise noted 40% 39% Median: 32% 37% 35% Median: 32% 28% 25% Median: 15% 26% 32% 25% 17% 17% 13% 8% 2025E 2026E (3) (1) (2) Source: Wall Street Research Estimates as of January 26, 2021, Investor Presentations (1) Joby Revenue growth shown year-over-year for 2025E and 2026E. Revenue and Adjusted EBITDA margin as of 2025E and 2026E respectively. Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock based compensation (2) Revenue growth CAGR calculated from 2025E-2028E; revenue and EBITDA margin as of 2028E (3) Estimates based on investor presentation at time of transaction announcement 109

Joby Valuation Consistent with High Growth, Disruptive Companies …And Conservative on a Cash Flow Basis Current AV / 2025E Revenue Emerging Technology Winners Disruptive Transportation Vertically Integrated Platforms x 18.5x 16.4x Median: 11.5x 6.4x Median: 3.5x Median: 4.5x 6.7x 5.3x 5.0x 4.5x 3.2x 2.3x 3.4x 4.6x 2.5x 1.7x 2025E 2026E (2) (1) (3) Current AV / 2025E EBITDA x 67.1x 69.3x 44.0x Median: 35.2x 36.6x Median: 25.6x Median: 13.7x 25.1x 26.4x 14.4x 13.7x 12.7x 8.7x 14.7x 9.9x 5.6x 2025E 2026E (2) (1) (3) Source: Wall Street Research Estimates as of January 26, 2021, Investor Presentations (1) Assumes pro forma aggregate value of $4.6Bn. Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock based compensation (2) Based on 2028E estimates (3) Aggregate value based on InterPrivate Acquisition Corp’s share price as of January 26, 2021, AEVA’s pro-forma shares outstanding and net debt from the time of announcement. Revenue and EBITDA estimates based on investor presentation at time of transaction announcement 110

Long-Term Valuation Cash Flows Support Attractive Entry Point for Investors Potential Relative to Present Value of Future Aggregate Value at an Illustrative 20% Discount Rate • Applies a 25-30x AV / EBITDA multiple range to Joby’s 2026E EBITDA to arrive at an Implied Future Aggregate Value Autonomous Peers • The applied multiple range is representative of the long-term valuation of premier vertically integrated platforms • Implied Future Aggregate Value is discounted 4.75 years back at an illustrative 20% rate to arrive at an Implied Current Aggregate Value Discounted Aggregate Value Analysis $Bn $24.7Bn $20.6Bn $10.4Bn $8.7Bn $4.6Bn 25-30x 2026E Adjusted EBITDA(1) 25-30x 2026E Adjusted EBITDA (1) 2.3x 2026E Revenue Implied Notional Aggregate Value Implied Current Aggregate Value Post-Money Aggregate Value at 20% Discount Rate Significant potential for continued value creation as market matures and Joby rolls out to additional cities (1) Adjusted EBITDA is a non-GAAP financial metric defined by us as net loss or gain before interest expense, provision for income taxes, depreciation and amortization expense, and stock-based compensation 111

Analogous Autonomous and Ridesharing Precedents Valuation Across Last Five Rounds Latest Valuation • Recent validations from autonomous $Bn $Bn ridesharing precedents $30Bn 30 • Large, untapped addressable markets $19Bn 20 • Pre-commercialization phase $15Bn $31Bn $12Bn • Service-based models with strong 10 network effect $1Bn • Specialized hardware—2016 2018 2018 2019 2021 2020 • Significant ability to scale Lead + Waymo and its autonomous taxi business was Investor: most recently valued at $31Bn + Service based model, with limited vertical Employee integration Count: 35 ~350 ~350+ 1,500 1,650+ + Low margins given expectation for continued aggressive growth Source: PitchBook